UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM SD/A SPECIALIZED DISCLOSURE REPORT

APOGEE ENTERPRISES, INC. (Exact name of registrant as specified in its charter)

Minnesota	0-6365	41-0919654
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

4400 West 78th Street – Suite 520 Minneapolis, Minnesota 55435
(Address of principal executive offices)(Zip Code)

Bryan A. Welp
Vice President, General Counsel and Secretary
952-487-7594
(Name and telephone number, including area code,
of the person to contact in connection with this report)

________________________________________________________________________________________________________________

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended ______.

Explanatory Note
This Amendment No. 1 corrects the signature block date within the previously filed Conflict Minerals Report without altering other information from the initial June 1, 2026, filing.
Section 1 - Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure Report
Conflict Minerals Disclosure
A copy of the Company’s Conflict Minerals Report is provided as Exhibit 1.01 hereto and is publicly available on Apogee’s website at www.apog.com by selecting “Investor” and “Governance,” then the applicable document or information.
Item 1.02 Exhibit
The Conflict Minerals Report as required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.
Section 2 – Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 – Exhibits

Item 3.01 Exhibits

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Apogee Enterprises, Inc.

By: /s/Mark R. Augdahl                  Date:     June 1, 2026
Mark R. Augdahl
Executive Vice President and
Chief Financial Officer